NOTIFICATION OF ELECTION



     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Valley Forge and the state of Pennsylvania on the 25th day of October, 2007.



                                VANGUARD MONTGOMERY FUNDS



                                By:     HEIDI STAM


                                Title:  Secretary




Attest:  NATALIE S BEJ

         Senior Counsel
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